April 1, 2016

MetLife Insurance Company USA

Form S-3 Registration Statement

Under the Securities Act of 1933

File No. 333-209163

Memorandum Responding to Commission Staff Oral Comments

Dated March 18, 2016

Pursuant to Commission Release No. 33-5231, March 2, 1972

Set out below are responses to oral comments received from Sonny Oh of the Securities and Exchange Commission (“Commission”) staff on March 18, 2016 relating to the registration statement (the “Registration Statement”) on Form S-3 under the Securities Act of 1933, as amended, filed with the Commission by MetLife Insurance Company (“Registrant”) on January 29, 2016 for Fixed Account (Strategic Value Annuity).

1.	Staff Comment

Please confirm that the reference in the Registration Statement to Commission Rule 429 in the facing sheet is proper.

Response: Comment complied with. Registrant confirms that the reference in the Registration Statement to Commission Rule 429 in the facing sheet is proper.

2.	Staff Comment

Please reconcile the discrepancy between the plans listed on the cover page with those listed in the definition of “Plan” in the “Special Terms” section.

Response: Comment complied with. The statement on the cover page has been revised to be articulated exactly as it appears in the definition of “Plan” in the “Special Terms” section.

3.	Staff Comment

Please disclose the interest spread and/or any applicable minimums and maximums for the interest rate charged on loans and collateral.

Response: Comment complied with. Registrant has inserted the following under “Section 403(b) Collateralized Loans”:

“Current levels of interest rates depend on a number of factors and are not capped under Your Contract.”

4.	Staff Comment

Note that the years listed in the first paragraphs under the “Information Incorporated by Reference” and “Independent Registered Public Accounting Firm” sections need to be updated.

Response:

Comment complied with. Registrant has restated and updated the referenced paragraphs in the supplement.

5.	a. Staff Comment

Please be sure to provide the exhibit number when incorporating by reference in the “Exhibits” section.

Response:

Comment complied with. The exhibit numbers have been added.

b. Staff Comment

Please review and revise if necessary Exhibits 4 through 4(g). It is not clear how all of the exhibits identified relate to Exhibit 4 based on Item 601 of Regulation S-K.

Response:

Comment complied with. Exhibits 4 through 4(g) all are either initial contracts, or endorsements, or riders to contracts, with contract owners and, as such, fall within the types of instruments required by Item 4 of the Exhibit Table which forms a part of Item 601 of Regulation S-K.

6.	Staff Comment

Please provide “Tandy” representations required for the filing.

Response: Registrant will file via EDGAR as standard “Tandy” letter along with the pre-effective amendment to its Registration Statement.